Exhibit 99.7

NICE Expands its Global Reach with Bell Canada

Bell to provide state-of-the-art cloud contact center services to Canadian businesses of all sizes with NICE
CXone on Canada’s largest voice and data network

HOBOKEN, N.J., September 15, 2021 – NICE (Nasdaq: NICE) today announced an agreement with Bell (TSX, NYSE: BCE), Canada's largest communications company, to expand access to NICE CXone for Contact Center as a Service (CCaaS) in Canada. CXone, the world’s most comprehensive omnichannel offering in the CCaaS market, will provide Bell customers the industry-leading contact center platform combined with Bell’s ultra-fast speed and low latency network that contact centers need for highly flexible, digital-first customer experiences.

In today’s competitive digital landscape, contact centers play an integral role in fostering customer relationships and building a community of highly engaged brand advocates. Key to establishing these connections is an all-in-one and cloud native omnichannel contact center, which enables the seamless movement between self-service and agent-assisted customer service channels. In fact, the 2020 NICE Customer Experience (CX) Transformational Benchmark, Consumer Wave, which surveyed more than 2,500 consumers across the United States, Canada, the United Kingdom and Australia, found that regardless of where they begin an interaction, 94 percent of consumers say they want seamless access to a customer service agent. Further, 83 percent say that they expect to switch to chat, text or phone in the same interaction. CXone, offered by Bell, will help Canada-based contact centers meet and exceed these expectations.

“With the breakneck speed with which consumer preferences evolve, companies must continue to keep pace with the customer experience they are delivering,” said Paul Jarman, CEO, NICE CXone. “CXone delivers all the capabilities businesses need to innovate and grow, and is the only CCaaS platform with an embedded AI engine. The combination of CXone with Canada’s largest network and contact center business services brings a reliable, scalable and innovative solution to businesses that want to ensure every customer experience is a positive one.”

NICE and Bell together will combine their respective strengths to provide Canadian businesses with an advanced contact center solution with CXone, the leader in CCaaS, and Bell’s advanced high-speed network with built-in security and redundancy. Bell works with organizations of all sizes to build solutions that work for their business, from solution design and technology integration to 24/7 bilingual support. Now with CXone, Bell can help these organizations implement a digital-first omnichannel strategy so that they can stay connected with their customers anywhere, anytime and on any device.

“By partnering with NICE CXone, Bell is offering customers the most comprehensive and flexible platform designed to provide the best in customer service,” said Jeremy Wubs, Bell’s Senior Vice President of Product, Marketing and Professional Services. “With Bell’s 25 years in contact center expertise and our fast, reliable and secure network, customers will have access to the latest technologies and strategies to reduce costs, boost efficiency and exceed customer expectations.”

NICE continues to invest in innovation to help customers deliver exceptional customer experiences. With over 2,300 R&D staff, NICE holds more than 400 patents. With digital-first omnichannel, CXone makes it possible for organizations of all sizes across the globe to reach more customers, using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.